Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary description of the common stock, no par value per share, of Atlanticus Holdings Corporation (“Atlanticus”), which is the only security of Atlanticus registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

General

Atlanticus is incorporated in the State of Georgia. The rights of shareholders of Atlanticus are generally governed by Georgia law and Atlanticus’ Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”).

The following summary highlights selected information regarding Atlanticus’ common stock. It may not contain all of the information that may be important to you. This summary is qualified by reference to Georgia law, including the Georgia Business Corporation Code (the “GBCC”), and the Articles of Incorporation and Bylaws, each of which is filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to Atlanticus’ Annual Report on Form 10-K. You should read our Articles of Incorporation, Bylaws, and the applicable provisions of the GBCC for additional information.

Capitalization

The authorized capital stock of Atlanticus consists of 150,000,000 shares of common stock, no par value per share (the “common stock”), and 10,000,000 shares of preferred stock, no par value per share (the “preferred stock”).

Common Stock

Voting Rights. Holders of Atlanticus common stock are entitled to one vote per share, and, in general, a majority of issued and outstanding shares of Atlanticus common stock is sufficient to authorize action upon all matters submitted for a vote. Directors are elected by a plurality of the votes cast at the annual meeting of the shareholders, and shareholders of Atlanticus do not have the right to cumulate their votes in the election of directors. This means that the holders of a majority of the votes represented by the common stock can elect all of the directors then standing for election.

Dividends. The holders of outstanding shares of Atlanticus common stock are entitled to receive dividends and other distributions legally available therefor in amounts as the Atlanticus Board of Directors may determine from time to time, subject to preferential dividend rights of any outstanding preferred stock, including the Series A Convertible Preferred Stock. All shares of Atlanticus common stock are entitled to participate ratably with respect to dividends or other distributions.

Preemptive Rights. Holders of Atlanticus common stock do not have any preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund.

Liquidation. In the event of liquidation, dissolution or winding up of Atlanticus, the holders of Atlanticus common stock are entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Atlanticus available for distribution, subject to the prior rights of preferred stock, including the Series A Convertible Preferred Stock, outstanding.

Shareholder Action by Written Consent. Any action which may be taken at a meeting of the shareholders may be taken without a meeting if a written approval and consent, setting forth the action authorized, shall be signed by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.

Transfer Agent and Registrar. The transfer agent and registrar for Atlanticus common stock is American Stock Transfer & Trust Co.

Preferred Stock

Series A Convertible Preferred Stock

On December 27, 2019, Atlanticus issued 400,000 shares of Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”). The Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (the “Articles of Amendment”) establishes the rights, preferences, privileges, qualifications, restrictions and limitations relating to the Series A Convertible Preferred Stock. Below is a summary of the terms of the Series A Convertible Preferred Stock that are most relevant to Atlanticus’ common stock.

Liquidation Preference. The Series A Convertible Preferred Stock ranks (i) senior in liquidation to all existing and future classes of common stock and (ii) pari passu or senior to all existing and future classes of preferred stock. The per share liquidation preference of the Series A Convertible Preferred Stock is $100.

Dividends. The holders of the Series A Convertible Preferred Stock are entitled to receive, out of funds legally available therefor, dividends at the rate of 6.0% per year, cumulative, non-compounding, on the liquidation preference of $100 per share. The dividends on the Series A Convertible Preferred Stock are payable in preference and priority to any payment of any cash dividend on common stock.

Redemption. The Series A Convertible Preferred Stock is perpetual and has no maturity date. Atlanticus may, at its option, redeem the shares of Series A Convertible Preferred Stock on or after January 1, 2025 at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends. At the request of a majority of the holders of the Series A Convertible Preferred Stock, Atlanticus will offer to redeem all of the Series A Convertible Preferred Stock at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends, at the option of the holders thereof, on or after January 1, 2024.

Conversion. Upon the election by the holders of a majority of the Series A Convertible Preferred Stock, each share of the Series A Convertible Preferred Stock is convertible into the number of shares of Atlanticus common stock as is determined by dividing (i) the sum of (a) $100 and (b) any accumulated and unpaid dividends on such share by (ii) an initial conversion price equal to $10 per share, subject to certain adjustment in certain circumstances to prevent dilution.

Anti-Dilution Rights. If Atlanticus issues shares of common stock or securities convertible or exercisable for common stock, subject to certain exceptions, for consideration per share less than the applicable conversion price of the Series A Convertible Preferred Stock in effect immediately prior to such issuance, the conversion price of the Series A Convertible Preferred Stock will be reduced pursuant to a weighted average formula provided in the Articles of Amendment.

Voting Rights. Except for approval of adverse changes to the terms of the Series A Convertible Preferred Stock, approval of sale of all or substantially all of Atlanticus’ assets, and triggering redemption or conversion of the Series A Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock have no voting rights except as required by law.

The terms of the Series A Convertible Preferred Stock are more fully described in the Articles of Amendment. A copy of the Articles of Amendment is included as Exhibit 3.1 to Atlanticus’ Current Report on Form 8-K filed with the SEC on December 30, 2019.

Additional Authorized Preferred Stock

Atlanticus is authorized to issue preferred stock in the future. Atlanticus’ Board of Directors is authorized to determine the following terms for each additional series of preferred stock:

●	the offering price at which Atlanticus will issue the preferred stock;

●	whether that series of preferred stock will be entitled to receive dividends;

●	the dividend rate (or method for determining the rate);

●	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

●	the liquidation preference of that series of preferred stock, if any;

●	the conversion or exchange provisions applicable to that series of preferred stock, if any;

●	the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

●	the voting rights of that series of preferred stock, if any; and

●	the terms of any other preferences, rights, qualifications, limitations or restrictions, if any, applicable to that series of preferred stock.

Purposes and Effects of Certain Provisions of Atlanticus’ Articles of Incorporation and Bylaws

Atlanticus’ Articles of Incorporation and Bylaws contain certain provisions that could make the acquisition of Atlanticus more difficult by means of a tender or exchange offer, a proxy contest or otherwise.

Special Meetings. Special meetings of shareholders may be called by shareholders only upon the written demand of holders of at least 25% of Atlanticus’ outstanding capital stock.

Preferred Stock. As discussed above, Atlanticus’ Board of Directors is authorized pursuant to Atlanticus’ Articles of Incorporation to establish one or more additional series of preferred stock without shareholder approval. The ability of Atlanticus’ Board of Directors to issue one or more series of preferred stock provides Atlanticus with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by Atlanticus’ shareholders, unless that action is required by applicable law or the rules of any stock exchange on which Atlanticus’ securities may be listed or traded.

GBCC Anti-Takeover Provisions

The GBCC restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with “interested shareholders” that are summarized below. The restrictions imposed by these statutes do not apply to a corporation unless it elects to be governed by these statutes. Atlanticus has not elected to be covered by such restrictions but may do so in the future.

The Georgia business combination statute (the “Business Combination Statute”) regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (i) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an “interested shareholder.” For purposes of the Business Combination Statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute (the “Fair Price Statute”) prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (i) certain “fair price” criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or (iv) the “interested shareholder” has been such for at least three years and has not increased this ownership position in such three-year period by more than 1% in any twelve-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.